

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
George F. Colony
Chief Executive Officer
Forrester Research, Inc.
400 Technology Square
Cambridge, Massachusetts 02139

> **RE:** **Forrester Research, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-21433**

Dear Mr. Colony:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief